INTERSTATE BAKERIES CORPORATION
                   12 East Armour Blvd., 64111
           P.O. Box 419627, Kansas City, Mo 64141-6627
                          816/561-6600


                         January 6, 1995


Ralston Purina Company
VCS Holding Company
Checkerboard Square
St. Louis, Missouri 63164

Attention: Mr. William P. Stiritz

          Re:  Proposed Purchase of Continental Baking Company by
               Interstate Bakeries Corporation

Dear Mr. Stiritz:

          Interstate Bakeries Corporation ("IBC") is pleased to set forth the following proposal to acquire all of the outstanding capital stock of Continental Baking Company (the "Company") from VCS Holding Company ("VCS") and Ralston Purina Company ("Ralston") (VCS and Ralston are collectively referred to as "Sellers"). The purpose of this letter is to set forth the basis for proceeding toward the acquisition of the Company by IBC, or its nominee (the "Acquisition"), and the parties' intention to negotiate in good faith a definitive agreement (the "Agreement") for such acquisition.

          1.   Form of Acquisition; Consideration.

               (a) IBC, or its nominee, will acquire the Company either by purchase of 100% of the outstanding capital stock of the Company from VCS, or by other appropriate means. As consideration for the Acquisition, at Closing, as defined below, IBC (or its nominee) will pay VCS a total purchase price of (i) Three Hundred Thirty Million Dollars ($330,000,000) cash consideration and (ii) 16,923,077 shares of IBC common stock, $.01 par value, subject to adjustment in certain circumstances as provided in subparagraph 1(b)(i) below (as may be adjusted, the "IBC Equity") (the cash consideration and the IBC Equity being the "Purchase Price"), all on the terms and subject to the conditions contained herein and in the Agreement, as defined below. This proposal is being made in part based on the balance sheet of the

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     Company as of September 24, 1994, a copy of which is attached as Exhibit 1.

               (b)(i) If the IBC Market Price (as defined below) is below $9.75, then Sellers shall have the right, at their sole option, to terminate the Agreement unless IBC agrees to deliver at Closing that number of shares of IBC common stock which is equal to $165,000,000 divided by the IBC Market Price.

               (ii) If the IBC Market Price is above $16.25, then
          IBC shall have the right at their sole option to terminate the Agreement.

               (iii) The "IBC Market Price" shall mean the average of the closing sales prices on The New York Stock
          Exchange of the IBC common stock for the first 20 trading days of the 30 trading days which end on the day immediately prior to Closing.

          2. Due Diligence; Access. Promptly following execution of this letter of intent, Sellers will grant IBC and its representatives, including Chemical Bank, reasonable access to facilities, personnel, records, contracts and other documents, including without limitation information related to financial, accounting, commercial, legal, environmental, regulatory, tax and employee benefits matters of the Company and Sellers (to the extent such information of Sellers relates to the Company). Because part of the Purchase Price consists of the IBC Equity, IBC management shall meet with representatives of Sellers to permit Sellers to do reasonable due diligence with respect to IBC.

          3. Public Announcements. From and after the date hereof until the date of the Agreement, the parties shall consult with each other and shall mutually agree upon the content of any press release or public announcement relating to the transactions contemplated herein and will not issue any such press release or make any such public announcements prior to such consultation and agreement, except as may be required by applicable law or by obligations pursuant to any listing agreement with any national securities exchange, in which case the party proposing to issue such press release or make such public announcement will use all reasonable efforts to consult in good faith with the other party before issuing any such press release or making any such public announcement.

          4. Definitive Agreement. IBC and Sellers will proceed diligently and in good faith to negotiate, execute and deliver the Agreement, subject in all respects to the approval of the parties thereto, to verification of legal and factual issues deemed relevant to the parties and to receipt of requisite regulatory and other approvals and consents. The Agreement shall specify a date of closing (the "Closing Date"), which shall not be later than July 31, 1995. The Agreement will provide, among other things, that IBC will assume all known and unknown liabilities of the Company except for those set forth on Exhibit 2, attached hereto, and those not assumed pursuant to the terms of the Agreement. The Agreement will contain such representations and warranties, agreements and covenants, conditions and indemnification provisions as are mutually agreeable.

          5. Conditions Precedent. The obligations of the parties under the Agreement shall be subject to various conditions precedent, including, but not limited to:

               (a) Completion of the investigations of the Company by IBC and of IBC by the Sellers, confirming that the business, assets, prospects, financial and legal condition of the Company and IBC, respectively, are satisfactory to the investigating party;

               (b)  Compliance by Sellers and IBC with the
     requirements of this letter;

               (c)  Performance by Sellers and IBC of all
     covenants, obligations and agreements contained in the Agreement;

               (d) The truth and accuracy of the representations and warranties of Sellers and IBC contained in the Agreement as of the date thereof, and as reaffirmed and remade as of the consummation of the Acquisition (the "Closing");

               (e) Approval of the transaction by the requisite vote of the Boards of Directors of IBC and the Sellers and of the shareholder(s) of IBC and, if applicable, Sellers;

               (f) Obtaining of all required governmental and third-party consents and approvals;

               (g) Non-occurrence of any event, fact, condition, change or effect that is or could be materially adverse to the business, operations, results of operations, condition
     (financial or otherwise), assets, prospects or liabilities of the Company;

               (h) Non-occurrence of a banking moratorium or suspension of trading of securities on the New York Stock
     Exchange;

               (i) Execution and delivery by Sellers and IBC of all documents required to be delivered by the Agreement, each in form and substance acceptable to IBC and Sellers, respectively; and

               (j)  The IBC Equity continuing to be listed on The
     New York Stock Exchange after the issuance of the IBC Equity to Sellers, and the effectiveness of the provisions of the Agreement and all ancillary agreements.

          6. Ancillary Agreements. The parties shall negotiate mutually acceptable ancillary agreements, including a Transition Services Agreement relating to the data processing facilities and management employees of Ralston to be contracted to IBC and the Company for a certain period of time after the Closing Date, Lease Agreements relating to certain office and research and development space to be leased by Sellers to IBC and the Company, a Tax Sharing Agreement, and a Noncompetition Agreement (with respect to the purchase of a company that is principally in the wholesale baking business) by Sellers in favor of IBC and the Company. IBC and Sellers shall enter a Shareholder Agreement containing provisions, which are mutually acceptable.

          7. Interim Operations. From the date hereof until the date of the Agreement, the Company will conduct its business and operations in the ordinary course consistent with past practice. From the date of the Agreement until the Closing, the Company will conduct its business and operations in accordance with the terms of the Agreement.

          8. No Other Arrangements. From the date hereof, and until the date of the Agreement or the termination of negotiations, neither Sellers, the Company nor any of their representatives will solicit any other offers to acquire the Company. If, at any time after the date hereof and the earlier of the date of the Agreement or April 6, 1995, Sellers (i) enter into negotiations for the sale of the Company to a third party, (ii) cease negotiations with IBC for the purpose of entering into negotiations for the sale of the

Company to a third party, or (iii) undertake efforts toward any recapitalization or reorganization relating to the Company, including any proposed distribution of the Company's capital stock or assets to holders of Sellers' capital stock (other than efforts that are not inconsistent with the transactions contemplated hereby), then Sellers, jointly and severally, shall be liable for, and shall promptly pay to IBC, all of its reasonable out-of-pocket costs, fees and expenses incurred in connection with its possible purchase of the Company, including but not limited to, all legal, investment banking and accounting fees.

          9. Further Assurances. Sellers and IBC agree to use their best efforts to obtain any required shareholder approvals and any requisite third party or governmental approvals and consents. The parties agree to prepare and file a notification form under the Hart-Scott-Rodino Act of 1976, as amended, as promptly as practicable following the execution of this letter.

          10. Fees and Expenses. Neither IBC nor the Company will be obligated for the fees of any finder, business broker or investment banker, retained by the Sellers or the Company in connection with the proposed transactions. Except as set forth in paragraph 8 of this letter, IBC, on the one hand, and Sellers, on the other hand, shall bear their own fees and expenses in connection with the proposed transaction, including legal, investment banking and accounting fees and expenses.

          11. No Binding Obligation. IBC considers that time is of the essence in consummating the proposed transaction. Accordingly, IBC has instructed its counsel to work with Sellers' counsel promptly after the execution of this letter of intent, to prepare the Agreement which shall contain provisions in accord with the foregoing and to undertake a thorough due diligence review of the Company. It is, of course, understood (a) that this letter is intended to be, and shall be construed only as, a letter of intent summarizing and evidencing the discussions between Sellers and IBC to the date hereof and not as an offer to purchase or sell the stock or assets of the Company or an agreement with respect thereto, and (b) that the respective rights and obligations of Sellers, the Company, and IBC remain to be defined in the Agreement, into which this letter of intent and all prior discussions shall merge; provided, however, that the respective obligations of Sellers, the Company and IBC under Paragraphs 3, 8, 10 and 11 of this letter of intent shall be binding on them, respectively, when this letter is fully executed and delivered.

          If the foregoing is in conformity with the understanding of Sellers, please so indicate by executing and returning the enclosed copy of this letter. We look forward to proceeding with this transaction.

                                   Very truly yours,

                                   INTERSTATE BAKERIES CORPORATION

                                   By:  /s/ Charles A. Sullivan
                                       ----------------------------
                                     Name: Charles A. Sullivan
                                     Title: Chief Executive Officer

Agreed and Accepted:

RALSTON PURINA COMPANY

By:  /s/ William P. Stiritz
    ----------------------------
  Name: William P. Stiritz
  Title: Chief Executive Officer


VCS HOLDING COMPANY

By:  /s/ James R. Elsesser
    ----------------------------
  Name: James R. Elsesser
  Title: Chief Executive Officer

                                EXHIBIT 1

Pro Forma Balance Sheet Reconciliatin: Consolidated as of 09/24/94 (U.S. Dollars in Millions)
- ------------------------------------------------------------------


                                                            CBC
                                                          09/24/94
                                                          --------
Assets
  Cash and Marketable Securities                          $    0.0
  Receivables, Less Allowances                                98.5
  Inventories - Raw Materials and Supplies                    52.7
  Prepaid Expenses                                            28.7
  Plant, Property & Equipment                              1,071.5
    Accumulated Depreciation                                (474.5)
                                                          --------
  Net Plant, Property & Equipment                            597.0
  Miscellaneous                                                 .2
  Goodwill                                                    43.2
                                                          --------
Total Assets                                              $  820.3
                                                          ========
Liabilities & Equity
  Current Maturities of Long-Term Debt                    $    0.1
  Notes Payable                                                0.0
  Accounts Payable                                            83.4
  Accrued Expenses                                            98.4
  Dividends Payable                                            0.0
  Long-Term Debt                                               1.3
  Deferred Income Taxes                                       26.7
  Self Insurance Casualty Reserve                            114.9
  Postretirement Reserve (FAS 106)                            53.6
  Unearned ESOP Compensation                                   0.0
  Equity and Redeemable Preferred Stock                      441.9
                                                          --------
Total Liabilities & Equity                                $  820.3
                                                          ========

                                EXHIBIT 2


  o Obligations to present and former employees of the Company pursuant to the Fixed Benefit Option of the Ralston Purina
     Company Deferred Compensation Plan.

  o  Obligations with respect to the Ralston Purina Company
     Guarantee of the 8.25% Guaranteed ESOP Notes issued by the Ralston Purina Collective Trust for Savings Investment Plans.

  o Obligations under any Management Continuity Agreements of Sellers or the Company.

  o Sellers will assume all workers' compensation claims of production employees of the Company who, as of the Closing were formerly employed by the Company at inactive or closed facilities.